Exhibit 99.1

Inspira Technologies Reports Full Year 2024 Financial Results and Provides Business Updates

Significant progress in HYLA blood sensor and INSPIRA ART core technologies

RA’ANANA, Israel, March 11, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN) (“Inspira” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced its financial results for the full year ended December 31, 2024, and provided a corporate update.

Dagi Ben-Noon, Chief Executive Officer of Inspira, commented: “2024 was a transformative year for Inspira, marked by significant technological advancements and a major regulatory milestone. We successfully obtained 510(k) clearance from the Food and Drug Administration (“FDA”) for our INSPIRA™ ART100 system and began its preparation for deployment in leading hospitals in the United States. In 2025, our focus is on the rapid advancement of our flagship INSPIRA™ ART core technologies, with the HYLA™ blood monitoring sensor expected to lead the way towards our planned FDA submission for clearance in the second half of the year. We’ve already deployed the FDA-cleared INSPIRA ART100 system to Westchester Memorial Center, NY, for its evaluation by their team of medical experts using the device in clinical procedures pursuant to the collaboration with the hospital.”

Recent Business and Operational Highlights

●	FDA-Cleared System Deployment: In January 2025, Inspira delivered its FDA-cleared INSPIRA ART100 systems to Glo-Med Networks Inc. for distribution to hospitals across the east coast of the U.S., including, as reported, a cardiothoracic surgery division at a leading New York hospital ranked among the top 15 percent of cardiothoracic programs in the U.S. The deployment includes collaborative support from both parties to ensure seamless integration of this unique technology into clinical use.

●	VORTX™ Technology Advancement: In January 2025, the Company unveiled a modular configuration for its VORTX blood oxygenation technology, representing a significant advancement in extracorporeal oxygenation with the potential to transform critical care practices by reducing harmful effects on blood components.

●	HYLA™ Blood Sensor Clinical Results: In March 2025, Inspira announced positive results from the clinical study of its AI-powered HYLA™ blood sensor, which achieved 96% accuracy for a key parameter compared to traditional blood test analyzers. Additionally, a new indicator for identifying oxygen deficiencies demonstrated 92.3% accuracy. The clinical study, conducted at Sheba Medical Center, involved six patients undergoing open-heart surgery with the clip-on HYLA blood sensor monitoring blood parameters in real-time. The Company plans to advance with the ongoing clinical study and expects FDA submission for the first HYLA configuration in the second half of 2025.

●	Manufacturing Partnership: In January 2025, the Company established a dedicated production line for a crucial flow mechanism component to be integrated into Inspira’s products for use in the extracorporeal circulation of blood during the oxygenation process. The collaboration with Zriha Medical Ltd., a leading international manufacturer specializing in medical device production, enables to support scaling of production for its innovative respiratory support system and candidate technologies.

●	INSPIRA ART100 System Enhancements: In January 2025, Inspira introduced new support features for the INSPIRA ART100 system designed to assist medical teams, reduce staff overhead, and improve efficiency through customizable protocols and advanced alarm troubleshooting capabilities.

●	Infection Prevention Technology: In February 2025, Inspira reported positive initial results from its collaboration with Ennocure MedTech Ltd., with ex-vivo testing showing a 95% reduction in bacterial presence within 4 hours using a novel bio-electronic patch technology designed to prevent bloodstream infections.

●	Leadership Strengthening: In January 2025, the Company appointed Mr. Tal Parnes as the new Chairman of the Board, bringing over three decades of experience in the medical technology and pharmaceutical sectors to enhance the Company’s strategic vision and market positioning. In January 2025, the Company accepted Prof. Goldwasser’s resignation from his position, which was due to personal reasons.

●	Increasing Operational Efficiency: In 2024, Inspira implemented strategic cost management while maintaining focused research and development (R&D) investments and achieving significant technological advancements. The Company strategically managed R&D expenses by optimizing personnel resources, and securing government grants, all without compromising progress toward critical product milestones.

Full Year 2024 Financial Highlights

●	Operating Expenses: Total operating expenses decreased to US$11,267,000 in the year ended December 31, 2024, from US$12,133,000 in the same period in 2023.

●	R&D Investments: R&D expenses decreased to US$6,323,000 for the year ended December 31, 2024, from US$7,320,000 in the same period in 2023. The decrease was primarily attributable to the reflection of the exchange rate on salary and related expenses, changes in the Company’s staffing and development project’s needs, and an Israel Innovation Authority grant deducted from the R&D expenses.

●	G&A Expenses: General and administrative (G&A) expenses increased to US$4,185,000 for the year ended December 31, 2024, from US$4,063,000 in the same period in 2023. The increase was primarily attributable to an increase in professional fees, salary and related expenses and share-based compensation.

●	Sales and Marketing: Sales and marketing (S&M) expenses increased to US$754,000 for the year ended December 31, 2024, from US$746,000 in the same period in 2023. The increase is attributable to an increase in salary and related expenses and share-based compensation that is offset by decrease in professional fees paid for projects related to digital marketing and media materials.

●	Net Loss: Net loss attributable to ordinary shareholders was US$11,053,000 in 2024, compared with US$11,286,000 in 2023.

●	Cash Position: As of December 31, 2024, the Company had cash, cash equivalents and deposits of US$5,779,000 compared to US$7,361,000 as of December 31, 2023, providing financial stability to support ongoing product development and upcoming regulatory submissions.

●	Financial Liabilities: As of December 31, 2024, financial liabilities at fair value totaled US$1,575,000 compared to US$1,470,000. The financial liabilities represent the fair value of the Company’s equity liabilities.

About Inspira Technologies

Inspira Technologies is developing innovative respiratory support and diagnostics technologies. The Company’s flagship INSPIRA ART system aims to revolutionize critical care by enabling patients to remain awake during treatment while stabilizing oxygen levels without mechanical ventilation. The FDA-cleared INSPIRA ART100 system has received regulatory approvals for Cardiopulmonary Bypass procedures in the U.S. and for Cardiopulmonary Bypass procedures and Extra Corporeal Membrane Oxygenation in Israel. The Company’s HYLA blood sensor technology is designed to provide continuous, real-time blood monitoring without the need for blood draws. The Company’s pipeline products, including the INSPIRA ART (Gen 2), INSPIRA Cardi-ART, and HYLA blood sensor, are currently in development and have not yet received regulatory approval.

For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential benefits of its products, the expected timing of its FDA submissions, the expected results and impact of its clinical studies, the deployment of its product, and its belief that its reduced total expenses, its strategic investments in R&D and its cash position provide it with a solid foundation to support its ongoing product development initiatives and upcoming regulatory submissions in 2025. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

STATEMENTS OF BALANCE SHEETS

(US dollars in thousands)

	December 31,	December 31,
	2024	2023

ASSETS
Current Assets:
Cash and cash equivalents	5,111	5,041
Cash deposits	668	2,320
Other accounts receivable	587	432
Inventory	444	-
Total current assets	6,810	7,793

Non-Current Assets:
Right of use assets, net	761	1,011
Property, plant and equipment, net	499	506
Total non-current assets	1,260	1,517
Total Assets	8,070	9,310

	December 31,	December 31,
	2024	2023

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payables	154	198
Other accounts payable	1,364	1,026
Lease liabilities	277	290
Financial Liabilities at Fair Value	1,575	1,470
Total current liabilities	3,370	2,984

Non-Current Liabilities:
Lease liabilities	378	588
Total non-current liabilities	378	588

Shareholders’ Equity:
Share capital and additional paid in capital	70,896	61,259
Accumulated deficit	(66,574)	(55,521)
Total equity	4,322	5,738
Total Liabilities and Shareholders’ Equity	8,070	9,310

STATEMENTS OF COMPREHENSIVE LOSS

(US dollars in thousands)

	Year ended December 31, 2024	Year ended December 31, 2023

Research and development expenses	6,323	7,320
General and administrative expenses	4,185	4,063
Sales and marketing expenses	754	746
Other expenses (income)	5	4
Operating loss	11,267	12,133
Interest Income from deposits	(172)	(318)
Finance expenses(income), net	(42)	(529)
Loss before tax	11,053	11,286
Taxes on income	-	-
Total comprehensive loss for the period	11,053	11,286

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the year Ended December 31, 2024:

	Number of shares	Share capital and additional paid in capital	Accumulated deficit	Total
Balance on January 01, 2024	15,652,176	61,259	(55,521)	5,738
Changes during the period:
Issuance of ordinary shares, private warrants and Pre-funded warrants, net	6,231,169	7,679	-	7,679
Exercise of options	19,048	2	-	2
Exercise of June 2024 Pre-funded warrants into ordinary shares	1,709,760	2	-	2
Restricted share unit (“RSU”) vesting	594,943	-	-	-
Issuance of ordinary Shares- advisor fees	45,000	62	-	62
Share-based compensation	-	1,892	-	1,892
Comprehensive and net loss	-	-	(11,053)	(11,053)
Balance on December 31, 2024	24,252,096	70,896	(66,574)	4,322

For More Financial Information:

For a comprehensive understanding of the Company’s financial reports and related management’s discussion and analysis for applicable periods, please review the company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, available on the company’s EDGAR profile at https://www.sec.gov/edgar

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485

Capital Markets & Investor Contact

Arx | Capital Markets Advisors
North American Equities Desk
inspira@arxadvisory.com